Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY
enCore Energy Corp. 101 N. Shoreline Blvd, Suite 450 Corpus Christi, TX 78401
2.	DATE OF MATERIAL CHANGE
June 13, 2024
3.	NEWS RELEASE
News release dated June 13, 2024 was disseminated through the facilities of PRNewswire.
4.	SUMMARY OF MATERIAL CHANGE
enCore Energy Commences Uranium Production at its Second South Texas Project
5.	FULL DESCRIPTION OF MATERIAL CHANGE

enCore Energy Corp. (“enCore” or the “Company”) (Nasdaq: EU; TSXV: EU) announced the successful startup of production at the Alta Mesa Uranium Central Processing Plant (“CPP”) and Wellfield (“Alta Mesa Project”). With the restart of the previously producing Alta Mesa Project, enCore Energy is now the only uranium producer in the United States with multiple production facilities in operation. The initial ramp up will be a progressive process to advance and continually increase uranium production via direct feed to the CPP. enCore is anticipating its first shipment of yellowcake (uranium) from the Alta Mesa Project to occur in approximately 60 to 90 days.

Alta Mesa In-Situ Recovery (“ISR”) Uranium Central Processing Plant (“CPP”) & Wellfield
The Alta Mesa Project hosts a fully licensed and constructed CPP and operational wellfield located on 200,000+ acres of private land and mineral rights in and regulated by the state of Texas. Only 5% of the project area has been explored with 52 linear miles of stacked uranium roll fronts identified; 5 miles of which have been explored to date. The Alta Mesa Project operates under a 70/30 joint venture with Boss Energy Limited (ASX: BOE; OTCQX: BQSSF) that is managed by enCore Energy Corp.
Total operating capacity at the Alta Mesa CPP is 1.5 million lbs. U3O8 (uranium) per year with additional drying capacity of 0.5 million lbs. The Alta Mesa CPP historically produced nearly 5 million lbs. of uranium between 2005 and 2013 when production was curtailed as a result of low prices. The Alta Mesa Project utilizes well-known ISR technology to extract uranium in a non-invasive process using natural groundwater and oxygen.
Currently, oxygenated water is being circulated in the wellfield through injection or extraction wells plumbed directly into the primary pipelines feeding the CPP. Expansion of the wellfield will continue with production to steadily increase from the wellfield as expansion continues through 2024 and beyond.
To view the South Texas project maps please visit: https://bit.ly/3KFDitK

Alta Mesa & Mesteña Grande Mineral Resource Summary (0.30 GT cutoff)[1,2]	Tons	Avg. Grade (% U3O8)	Pounds
Total Measured Mineral Resource[1]	54,000	0.152	164,000
Alta Mesa Indicated Mineral Resource	1,397,000	0.106	2,959,000
Mesteña Grande Indicated Mineral Resource	119,000	0.120	287,000
Total Measured & Indicated Resources	1,570,000	0.109	3,410,000
Alta Mesa Inferred Mineral Resource	1,263,000	0.126	3,192,000
Mesteña Grande Inferred Mineral Resource	5,733,000	0.119	13,601,000
Total Inferred Resources	6,996,000	0.120	16,793,000

[1,2] Represents that portion of the in-place mineral resource that are estimated to be recoverable within existing wellfields. Wellfield recovery factors have not been applied to indicated and inferred mineral resources. As reported in the NI-43-101 Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA completed by Doug Beahm, PE, PG, of BRS Engineering. (Effective January 19, 2023)
John M. Seeley, Ph.D., P.G., C.P.G., enCore’s Manager of Geology and Exploration, and a Qualified Person under NI 43-101, has reviewed and approved the technical disclosure in the news release dated June 13, 2024 on behalf of the Company.

Stock Option Grant
The Company also announces that it intends to grant incentive stock options (the “Options”) to certain of its directors, officers and consultants, to purchase an aggregate of up to 1,700,000 common shares in the capital of the Company at an exercise price equal to the closing price on the TSX Venture Exchange on June 13, 2024. The Options will be effective for five years and vesting will occur over a twenty-four month period with 25% of the Options vesting every six months until fully vested.
6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102
Not applicable.
7.	OMITTED INFORMATION
Not applicable.
8.	EXECUTIVE OFFICER
William M. Sheriff, Executive Chairman Telephone: 972-333-2214
9.	DATE OF REPORT
June 20, 2024